CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
TSX Toronto Stock Exchange
AMEX, American Stock Exchange

"I, Dibya Kanti Mukhopadhyay, MAusIMM, along with Jim Leader, P.Eng. and William Lewis, B.Sc. P.Geo. are the Qualified Persons for the technical information set out and supporting the news release of Endeavour Silver Corp. (the “Company”) dated March 8, 2007, and we are currently preparing the supporting NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico and dated April 16, 2007 for filing with the above regulators and we do hereby consent to the incorporation of the technical disclosure as set out in Annual Information Form of the Company dated as of March 30, 2007 (the “AIF”), and section 4.4 in particular. I have reviewed this technical disclosure as set out in that AIF and that MD&A and confirm that they fairly and accurately represent the disclosure in the March 8, 2007 news release of the Company, and the underlying technical data that we were responsible for.

Dated this 30th Day of March, 2007.

___________________________________________
Dibya Kanti Mukhopadhyay, MAusIMM